

13001171



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Robert A. Cantone
Proskauer Rose LLP
rcantone@proskauer.com

Re: Celgene Corporation
Incoming letter dated February 6, 2013

Dear Mr. Cantone:

This is in response to your letter dated February 6, 2013 concerning the shareholder proposal submitted to Celgene by Claude M. McQuarrie III. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Claude M. McQuarrie III

*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Celgene Corporation
Incoming letter dated February 6, 2013

The proposal mandates that the chair of the board be a director who is not concurrently an executive officer of the company.

There appears to be some basis for your view that Celgene may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Celgene with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Celgene omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Celgene may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(6). We are unable to conclude that Celgene would lack the power or authority to implement the proposal. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Celgene's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Celgene has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Proskauer>> Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

February 6, 2013

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation – Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

This firm represents Celgene Corporation, a Delaware corporation ("Celgene"), and on behalf of Celgene, we are filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Celgene's intention to exclude a stockholder proposal submitted by Mr. Claude M. McQuarrie III (the "Proposal") from the proxy materials for Celgene's 2013 Annual Meeting of Stockholders to be held on June 12, 2013 (the "2013 Proxy Materials").

Celgene asks that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against Celgene if Celgene excludes the Proposal from Celgene's 2013 Proxy Materials. The Proposal is properly excluded under:

(i) Rule 14a-8(i)(2) because the implementation of the Proposal would cause Celgene to violate state law;

(ii) Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action;

(iii) Rule 14a-8(i)(6) because Celgene lacks the power or authority to implement the Proposal;

(iv) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and, therefore, materially misleading in violation of Rule 14a-9;

(v) Rule 14a-8(i)(3) because the supporting statement is materially false and misleading in violation of Rule 14a-9; and

(vi) Rule 14a-(i)(10) because the Proposal has been substantially implemented.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. We are also sending a copy of this letter to Mr. McQuarrie at the e-mail address he has provided. Celgene plans to file its definitive proxy statement with the Commission on or about April 30, 2013. Accordingly, in compliance with Rule 14a-8(j), we are submitting this letter not less than 80 days before Celgene intends to file its definitive proxy statement.

THE PROPOSAL

The Proposal states:

> Celgene Corporation's Chair of the Board shall be a director who is not concurrently an executive officer of the company. Celgene's Corporate Governance Guidelines and any other similarly relevant governing documents shall be amended accordingly. Such amendments are to be implemented as soon as practicable, but in no event at a time or in a manner that would violate any contract or any federal, state or foreign law.

A copy of the Proposal and the supporting statement is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause Celgene to Violate State Law

Under Rule 14a-8(i)(2), a proposal may be excluded if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. Because the Proposal is mandatory rather than advisory, the implementation of the Proposal would result in the immediate removal of Celgene's current Chairman of the Board (the "Chairman") and Chief Executive Officer (the "CEO") from one of those two positions. However, that removal by unilateral shareholder action, without consideration of the matter by Celgene's Board of Directors (the "Board"), would violate Celgene's Bylaws (the "Bylaws"), which confer exclusively on the Board the authority to remove the Chairman and any executive officers. Under Sections 3.1 and 4.2 of the Bylaws, the Board, not the shareholders of Celgene, has the authority to appoint and remove officers, and under Section 2.3 of the Bylaws, the Board, not the shareholders, has the authority to appoint and remove the Chairman. Those sections of Celgene's Bylaws are set forth in Exhibit B to this letter.

As more fully addressed in the legal opinion of Morris, Nichols, Arsht & Tunnell LLP attached hereto as Exhibit C (the "Delaware Law Opinion"), since the Proposal conflicts with those provisions of the Bylaws, the Proposal is contrary to Delaware law. *See* 1 Edward P. Welch, et al., *Folk on the Delaware General Corporation Law* § 109.8 at GCL-I-94 (2009-2 Supp.), citing *H.F. Ahmanson & Co. v. Great W. Fin. Corp.*, C.A. No. 15650, slip op. at 8 (Del. Ch. Apr. 25, 1997) ("A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.' ").

The Staff has confirmed previously that similar proposals whose implementation would violate a company's bylaws provisions are properly excludable under Rule 14a-8(i)(2). In *The Home Depot, Inc.* (Feb. 2, 2008), the mandatory proposal required the amendment of Home Depot's bylaws to provide that the board chairman be independent. At that time, the company's chairman was also its CEO and, therefore, not independent. Home Depot argued that since the proposal was mandatory rather than advisory, implementation of the proposal would be tantamount to removal of an officer by unilateral shareholder action, rather than by the board, which had sole authority under the company's bylaws to remove an officer. On that basis, the Staff concurred with Home Depot's view that the proposal was excludable under Rule 14a-8(i)(2). *See, also, CVS Caremark Corporation* (Mar. 9, 2010).

We note that the Proposal has included the following language: "[s]uch amendments are to be implemented as soon as practicable, but in no event at a time or in a manner that would violate any contract or any federal, state or foreign law." We believe that this language merely acknowledges that implementation of the Proposal's mandatory resolution would cause Celgene to violate state law; it does not provide any affirmative guidance concerning the manner or timing of implementation that would not conflict with law. To say that the amendment is to be implemented at a time and in a manner that would not violate state law, is not possible, since the implementation at any time would violate the Bylaws provisions cited above and, as discussed in Section II of this letter, usurp the exclusive authority of the Board and require it to make an unauthorized delegation of its power to shareholders. Accordingly, the Proposal's *proviso* is irrelevant to the analysis under Rule 14a-8.

We believe that because implementation of the Proposal would conflict with Celgene's Bylaws in violation of Delaware law, the Proposal may properly be excluded under Rule 14a-8(i)(2).

II. Because the Proposal, if Approved, Would be Mandatory, it May Be Excluded Under Rule 14a-8(i)(1) Because it is an Improper Subject for Shareholder Action

Under Rule 14a-8(i)(1), a proposal may be excluded if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. As more fully explained in the Delaware Law Opinion, Celgene may exclude the Proposal under Rule 14a-8(i)(1) because it takes action, rather than requests action, over which Celgene's Board has exclusive authority under Delaware law.

Shareholder approval of the Proposal's mandatory resolution would, by unilateral action of the shareholders and without any action or involvement of the Board, immediately remove the individual currently serving as Celgene's Chairman and CEO from one of those two positions (although it is not clear from the Proposal which position). The Board would have no ability to exercise its own judgment whether removal of Celgene's Chairman and CEO from one of those positions is in the best interests of Celgene and its shareholders and it would have no authority to confer both positions on the Board's choice of any succeeding CEO or Chairman. Moreover, implementation of the mandatory resolution would upend the Board's own judgment as reflected in the fully considered board leadership arrangements described in Section VI of this letter. As stated in Celgene's proxy statement for its 2012 annual meeting of stockholders (the "2012 Proxy Materials"):

> "The independent directors believe that our current model of the combined Chairman/CEO role in conjunction with the independent Lead Director position is the appropriate leadership structure that has served our stockholders well in the past and will continue to do so in the future."

The Staff has agreed that shareholder mandates that intrude on the authority of the board by providing for unilateral shareholder action in areas where the board is required to exercise its judgment are properly excludable under Rule 14a-8(i)(1). *See Community Bancshares, Inc.* (Mar. 15, 1999); *RJR Nabisco Holding Corp.* (Feb. 23, 1998); *Eastman Kodak Co.* (Feb. 20, 1985); *Tele-Communication, Inc.* (Mar. 9, 1995). Under the Delaware General Corporation Law ("DGCL"), Section 141(a), "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." In this connection, the Delaware Supreme Court has stated that "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984). Based upon that principle, the Delaware Supreme Court has stated that arrangements which "have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters" violate Delaware law. *Chapin v. Benwood Foundation, Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979) (quoting *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957), *aff'd sub. nom.*

The Staff has noted that a board of directors may be considered to have exclusive authority in corporate matters, absent a specific provision to the contrary in the corporation code of the state in which it is incorporated, the issuer's charter or its bylaws. *See Securities Exchange Act Release No. 34-12999* (Nov. 22, 1976). Nothing in the DGCL, Celgene's Certificate of Incorporation or its Bylaws restricts the authority of the Board in respect of the appointment of a chairman or corporate officers. Rather, Section 142(a) of the DGCL provides that "officers shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the by-laws or determined by the board of directors" and Sections 2.3 and 3.1 of the Bylaws provide, respectively, that the Chairman and executive officers of Celgene are to be elected by the Board. Consistent with that regime, Sections 2.3 and 4.2 of the Bylaws give the Board exclusively the power to remove the Chairman and officers, respectively.

The Proposal's mandatory resolution would not only usurp the exclusive authority of the Board, but it would also require the Board to make an unauthorized delegation of its power to shareholders. It is well established that the board of directors of a Delaware corporation may not delegate to others their decision-making authority on matters where they are required to exercise their business judgment. *Rosenblatt v Getty Oil Co.*, C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983). Nor can the board delegate its decision-making authority to shareholders. *Paramount Communications, Inc. v. Time, Inc.*, 571 A.2d 1140, 1154 (Del. 1989); *Smith v. Van Gorkom*, 488 A.2d 858, 873 (Del. 1985).

Because the Proposal, if approved by Celgene's shareholders, would usurp the authority of the Board under Delaware law and result in an impermissible delegation of Board authority, it is an improper subject for shareholder action and may be excluded pursuant to Rule 14a-8(i)(1).

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because Celgene Lacks the Power or Authority to Implement the Proposal

Under Rule 14a-8(i)(6) a proposal may be excluded if the company would lack the power or authority to implement the proposal. The Staff has concurred that this rule permits exclusion of proposals requesting an independent board chairman and/or the separation of the roles of chairman and chief executive officer if the company cannot ensure that (i) an independent or non-executive director would be elected to the company's board of directors by the company's shareholders, (ii) one of the independent or non-executive directors would be elected as chairman of the board by the directors, and (iii) one of the independent or non-executive directors would be qualified and willing to serve as chairman of the board of the company. *See H.J. Heinz Company* (June 14, 2004); *SouthTrust Corporation* (Jan. 16, 2004); *Bank of America Corporation* (Feb. 24, 2004); *AmSouth Bancorporation* (Feb. 2, 2004); and *Wachovia Corporation* (Feb. 24, 2004). In each of the cited no-action letters, the Staff stated that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." The Proposal may be excluded for the same reasons as the proposals in the no-action letters cited above.

Pursuant to Section 211(b) of the DGCL, Celgene's directors are elected by its shareholders. Therefore, it is the shareholders, and not the Board, that have the power to elect a director who is not concurrently an executive officer of Celgene. Unless shareholders elect such a director, Celgene does not have the power to elect a Chairman who is not concurrently an executive officer of Celgene, as the Chairman is selected from the members of the Board.

Moreover, even if shareholders do elect directors who are not concurrently executive officers of Celgene, Celgene cannot ensure that any such director or directors would be willing to serve as Chairman and take up the additional duties and obligations of such position. Celgene does not have the power or authority to force an unwilling individual to serve as Chairman. Therefore, consistent with arguments made in the no-action letters cited above, and the Staff's concurrence with those arguments, the Proposal may properly be excluded under Rule 14a-8(i)(6).

In addition, in the event that (i) shareholders do not elect any non-executive director or (ii) no non-executive director is willing to serve as Chairman, the Proposal provides no mechanism that would enable Celgene to cure a violation of the requirement that the Chairman not be an executive officer of Celgene. In numerous instances, the Staff has permitted exclusion of shareholder proposals that requested a requirement that an independent or non-executive serve as chairman of the board of directors where the proposals did not provide any mechanism to cure breach of such requirement. *See, e.g., Noble Roman's, Inc.* (Mar. 12, 2010); *Time Warner Inc.* (Jan. 26, 2010); *Exxon Mobil Corporation* (Jan. 21, 2010); *First Mariner Bancorp* (Jan. 8, 2010); *NSTAR* (Dec. 19, 2007); *Verizon Communications Inc.* (Feb. 8, 2007); *E.I. du Pont de Nemours and Co.* (Feb. 7, 2007); *Allied Waste Industries, Inc.* (Mar. 21, 2005); *Exxon Mobil Corp.* (Mar. 13, 2005); *Ford Motor Co.* (Feb. 27, 2005); *Intel Corp.* (Feb. 7, 2005); *LSB Bancshares, Inc.* (Feb. 7, 2005); *General Electric Co.* (Jan. 14, 2005). Applying the same principle to the case at hand, the Proposal would properly be excluded since it provides the Board with no mechanism to cure a violation of the Proposal's requirement if it were the case that no director was willing to serve as Chairman.

In contrast, the Staff has denied exclusion of proposals calling for a non-executive or independent chairman of the board in cases where the proposals either (i) contained some exception language (*see, e.g., Merck & Co., Inc.* (Dec. 29, 2004); *The Walt Disney Co.* (Nov. 24, 2004); *Bristol-Myers Squibb Co.* (Feb. 7, 2005)) or (ii) specified a mechanism to cure any violation (*see, e.g., Parker Hannifin Corp.* (Aug. 31, 2009); *Allegheny Energy, Inc.* (Feb. 7, 2006); *Burlington Northern Santa Fe Corp.* (Jan. 30, 2006); *Newmont Mining Corp.* (Jan. 13, 2006); *General Electric Co.* (Jan. 10, 2006)). The Proposal contains neither such exception language nor a mechanism to cure any violation.

Because there is no such exception or mechanism in the Proposal that would enable Celgene to avoid or cure a violation of the requirement that the Chairman not be an executive officer of Celgene, Celgene lacks the power and authority to implement the Proposal. Therefore, the Proposal may properly be excluded under Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite and, Therefore, Materially Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if stockholders voting on the proposal would not "be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g., Philadelphia Electric Company* (July 30, 1992).

Although in some cases proponents may be allowed to make proposal revisions where statements within a proposal or supporting statement are found to be false or misleading, the Staff has explained in Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004) that it may be appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." The Proposal's misleading statements as described below fundamentally affect the substance of the Proposal, and therefore the entire Proposal can be excluded from Celgene's 2013 Proxy Materials pursuant to Rule 14a-8(i)(3). It would be inappropriate to allow the proponent to revise the Proposal by deleting the misleading statements, as it would require extensive revisions to bring it into compliance with the proxy rules.

A. "Executive officer" is vague and indefinite.

The Proposal calls for the Chairman to be a "director who is not concurrently an executive officer of the company," but fails to define "executive officer." The term "executive officer" could refer to a range of positions, and it is therefore unclear exactly what the Proposal is calling for. The vague and indefinite nature of the Proposal could cause a reasonable shareholder to be uncertain as to the matter on which he or she is being asked to vote.

The Staff has consistently permitted the exclusion of shareholder proposals where specific terms that are integral to the proposal are not sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (Mar. 30, 2012), a shareholder proposal sought to provide proxy access to any shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). Finding that the specific eligibility requirements "represent a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and, therefore, excludable under Rule 14a-8(i)(3). The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of [R]ule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See also Chiquita Brands International, Inc.* (Mar. 7, 2012).

In a similar vein, the Staff has frequently concurred with the exclusion of proposals that attempt to serve a similar purpose as the Proposal at issue, but which require the chairman of the board of directors to be "independent" and then rely on an external standard to define independence. *See, e.g., WellPoint, Inc.*, (Feb. 24, 2012) (concurring with the exclusion of a proposal that the company adopt a policy that the board's chairman be an independent director as defined by the New York Stock Exchange without providing an explanation of that standard); *Boeing Co.* (Feb. 10, 2004) *PG&E Corporation* (Mar. 7, 2008); *Schering-Plough Corporation* (Mar. 7, 2008); *JPMorgan Chase & Co.* (Mar. 5, 2008) (all concurring in the exclusion of proposals that pertained to the appointment of an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

The meaning of the term "executive officer" is subject to multiple interpretations. The fact that the rules and regulations under the Securities Exchange Act of 1934, as amended, provide a definition of "executive officer" suggests both the potential ambiguity of the phrase and the importance of clarifying its meaning in a particular context. Without an understanding of the term's meaning within the Proposal, Celgene shareholders will not have a clear idea of what they are being asked to approve. Even shareholders who may support the concept of a mandatory separation of the Chairman and CEO roles could not be certain which individuals would be precluded under the Proposal from serving as Chairman. Since the undefined term "executive officer" is integral to the Proposal, the entire Proposal is therefore impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3).

B. The Reference to limitations of "any federal, state or foreign law" renders the Proposal vague and indefinite as to the manner and timing of implementation.

The Proposal is vague and indefinite also with respect to the sentence of the Proposal that purports to defer implementation of the Proposal to such time as such implementation would not "violate any ... federal, state or foreign law." This language appears to acknowledge that implementation of the Proposal may cause Celgene to violate Delaware state law, as discussed in Section I of this letter. However, the Proposal gives no guidance as to exactly how the Proposal might be implemented so as not to violate state law. As discussed in Part I of this letter, the implementation of the Proposal would necessarily result in the violation of Delaware state law. Therefore, the language requiring the Proposal to be implemented in a manner that would not violate any state law is vague and indefinite about the manner and timing of implementing the Proposal. Since Celgene shareholders would not know what actions or measures the Proposal requires, they could not be certain what they were voting for. Given that the subject sentence is integral to the Proposal, the entire Proposal is therefore impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3).

V. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because the Supporting Statement is Materially False and Misleading in Violation of Rule 14a-9

The supporting statement makes the following key statements:

> "Maximally effective corporate governance requires separation of the positions of Board Chair and CEO. This principle is gaining increasing acceptance. By 2011, *40% of S&P 500 companies had adopted such a policy*, up from 27% in 2004." [Emphasis added].

The centrality of the foregoing assertion to Proponent's supporting statement is apparent from its placement in the first lines of the supporting statement. However, the proponent cites no authority for this assertion that 200 of the S&P 500 companies had adopted a "policy" requiring separation of the positions of Board Chair and CEO. According to the "2011 Spencer Stuart

Board Index,"[1] which "is based on [Spencer Stuart's] analysis of the most recent proxy reports from the S&P 500, plus an extensive supplemental survey," "just 18 companies have reported a formal policy requiring separation of the CEO and chair roles; most others say they decide on a case-by-case basis." In other words, the vast majority of S&P 500 companies with separate Chairs and CEOs in 2011 also retained the flexibility to make future changes in the board leadership structure by reverting to a combined Chair/CEO, as the boards of those companies judged appropriate. By combining the many companies that have flexible policies with those few companies that have fixed separation policies, the supporting statement would mislead Celgene shareholders into believing the Proposal's fixed separation policy is common among the S&P 500 companies, which it is not.

That misleading impression is further reinforced by the proponent's inaccurate statement that Amgen and Biogen Idec, two of Celgene's peers, "have separated the Board Chair and CEO positions." Amgen, in fact, has no policy separating the Board Chair and CEO. On the contrary, its bylaws provide: "Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law." Moreover, on December 13, 2012, Amgen's board availed itself of the flexibility provided by its bylaws when it conferred on its current CEO the additional position of Chairman of the Board.[2] Similarly, the Biogen Idec bylaws and Corporate Governance Principles retain board flexibility to combine or separate the Chair and CEO roles as the board sees fit.

Proponent's supporting statement would mislead Celgene shareholders into believing that the S&P 500 companies are divided into two camps: companies that have a mandatory policy of separation of the Chair and CEO roles (40%) and those that do not (60%); and that two of Celgene's peers fall into the former camp. That misrepresentation is material because it suggests that those companies that had separate Chair and CEO roles in 2012 did so because they had a fixed policy on separating those roles, not because the boards of those companies determined that their companies' particular circumstances in 2012 warranted a separation of those roles at that time. For that reason, the Proposal in its entirety is excludable under Rule 14a-8(i)(3).

VI. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because it has Been Substantially Implemented

Under Rule 14a-8(i)(10), a proposal may be excluded if the company has already substantially implemented the proposal. The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *SEC Release No. 34-12598* (July 7, 1976) (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a stockholder proponent and the issuer's action in

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[1] The editors of the "2011 Spencer Stuart Board Index" note therein that "this edition of the SSBI draws on the latest proxy statements from 494 companies filed between May 15, 2010 and May 15, 2011, and responses from 102 companies to our governance survey conducted in the second quarter of 2011."

[2] http://wwwext.amgen.com/media/media_pr_detail.jsp?year=2012&releaseID=1767268

order for the proposal to be excluded. *SEC Release No. 34-20091* (Aug. 15, 1983). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Starbucks Corporation* (Dec. 1, 2011), *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Masco Corp.* (Mar. 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996).

The Proposal's supporting statement suggests that the essential objective of the Proposal is to "enable the board to make independent evaluations and decisions, manage its relationship with the CEO, determine remuneration policies that encourage performance, and provide strategic direction." Celgene's existing corporate governance policies and practices and its existing board leadership structure address each element of that essential objective.

A. Overwhelming Majority of Independent Directors

In order to assure that the board, in the words of the proponent, is able "to make independent evaluations and decisions," the Celgene Corporate Governance Principles adopted by the Board of Directors on December 16, 2010 (the "Corporate Governance Principles") provide that "... at least a majority of the members of the Board of Directors will be independent, as that term is defined by NASDAQ." In fact, as disclosed in the 2012 Proxy Materials, eight of the nine current members of the Celgene Board may be classified as "independent" within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules.

B. Independent Lead Director

To further assure that the board is able, in the words of the proponent, "to make independent evaluations and decisions" and to assure that the board is able to "manage its relationship with the CEO," in June 2007, Michael D. Casey was designated Celgene's independent Lead Director. In accordance with the Corporate Governance Principles, the independent Lead Director provides guidance concerning the agenda for each Board meeting, presides over executive sessions of the independent directors that are held on a regular basis, communicates with the Chairman/CEO after each executive session of the independent directors to provide feedback and to effectuate the decisions and recommendations of the independent directors, and acts as an intermediary between the independent directors and management on a regular basis and when communication out of the ordinary course is appropriate. In addition, the Corporate Governance Principles provide that "the Chair of the Board shall work with ... the Lead Director to establish the agenda for each Board meeting," and that "any director may suggest items for inclusion on the agenda and may, at any meeting, raise subjects that are not on the agenda for that meeting."

C. Independent Compensation Committee

In order to assure that the board, in the words of the proponent, is able to "determine remuneration policies that encourage performance," the Corporate Governance Principles provide that "the members of the ... Management Compensation and Development Committee ... shall be independent in accordance with the provisions of the NASDAQ listing requirements and any other applicable rules and regulations." Under that Committee's oversight, as stated in the 2012 Proxy Materials, "compensation programs are designed to deliver compensation that is commensurate with the level of performance achieved ..."

Thus, since Celgene's actions have addressed both the Proposal's underlying concerns and its essential objective, it may be excluded Under Rule 14a-8(i)(10) because it already has been substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request, on behalf of Celgene, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Celgene's 2013 Proxy Materials. We would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (212) 969-3235 and by email at rcantone@proskauer.com.

Kindly acknowledge receipt of this letter by return electronic mail. Thank you for your consideration of this matter.

Sincerely yours,



Robert A. Cantone

cc: Mr. Claude M. McQuarrie III

EXHIBIT A

CLAUDE M. MCQUARRIE III'S PROPOSAL

[See attached]

Claude M. McQuarrie III

*** FISMA & OMB Memorandum M-07-16 ***

December 5, 2012

FAX TRANSMITTAL

To: Lawrence Stein, Corporate Secretary, Celgene Corporation (908) 673-2766

Message: Please see attached courtesy copy of correspondence and enclosed stockholder proposal. They are being mailed today.

Please do not hesitate to call should you have any questions.

Thank you.

CMMIII

Claude M. McQuarrie III

*** FISMA & OMB Memorandum M-07-16 ***

December 5, 2012

Celgene Corporation VIA First Class Mail, CM-RRR

Attention: Corporate Secretary

86 Morris Avenue

Summit, New Jersey 07901

Re: Submission of stockholder proposal for inclusion in proxy materials in relation to Annual Meeting of Stockholders o/a June 12, 2013

Dear Sir/Madam:

Enclosed herewith is a stockholder proposal that I request be included in your proxy materials in relation to the Annual Meeting of Stockholders on or about June 12, 2013.

As of this date, I have continuously held in excess of 20,000 shares of Celgene common stock for a period longer than one year. Such shares have been held in street name in my Fidelity Investments ("Fidelity") brokerage accounts. I have requested Fidelity to provide you with a written statement verifying that, as of December 5, 2012, I had continuously held in excess of 20,000 shares of Celgene common stock for at least one year.

I intend to continue to hold at least 10,000 shares of Celgene common stock through the date of the annual meeting of shareholders.

In the event you determine that this submission does not meet the requirements and procedures prescribed in Rule 14a-8 under the Exchange Act, or that you will otherwise seek to exclude this proposal from the proxy, please notify me immediately of such determination and the basis for same, including but not limited to a complete description of any alleged, procedural or eligibility deficiencies.

Thank you for your cooperation in this matter.

Very truly yours,



Claude M. McQuarrie III

Encl

Shareholder Proposal

Celgene Corporation's Chair of the Board shall be a director who is not concurrently an executive officer of the company. Celgene's Corporate Governance Guidelines and any other similarly relevant governing documents shall be amended accordingly. Such amendments are to be implemented as soon as practicable, but in no event at a time or in a manner that would violate any contract or any federal, state or foreign law.

Supporting Statement

Maximally effective corporate governance requires separation of the positions of Board Chair and CEO. This principle is gaining increasing acceptance. By 2011, 40% of S&P 500 companies had adopted such a policy, up from 27% in 2004.

The two roles are fundamentally different. Clear division of responsibilities between them facilitates a balance of power and authority on the board, promotes optimal strategic leadership of the company, and ensures appropriate accountability of management to shareholders.

Celgene lags its peers in governance. Amgen and Biogen Idec have separated the Board Chair and CEO positions. Moreover, their and Gilead Sciences' board chairmen all have corporate executive experience outside the companies whose boards they now chair. Celgene's current Chair/CEO does not.

Because of its relatively inferior governance, as of December 4, 2012 Celgene had the lower MSCI ESG composite rating of "Yellow" compared to those peers' "Green" ratings.

Also, ISS' Governance Risk Indicator rated Celgene's compensation with Medium Concern (vs. peers' ratings of Low Concern).

Reflecting in part this lower level of confidence in governance, Celgene's valuation on December 4, 2012 as measured by 5 year forward PEG (according to Thomson Reuters) was, by a wide margin, lowest at 0.72 (the others' were 1.27, 1.33 and 1.03, respectively).

Celgene's independent Lead Director structure (an attempt to offset the weaknesses of combined roles) has been ineffective in ensuring that Board leadership has fully accomplished Board functions. The current, independent Lead Director first joined the Board in 2002, and in June 2007 (presumably by then intimately familiar with the company) assumed the Lead Director role. Yet, from June 6, 2007 to Dec. 4, 2012, Celgene's share price changed only modestly from $60.67 to $79.44, its valuation suffered disparate contraction, and it remains burdened with the above, peer-lagging metrics.

Separating the two positions would enable the board to make independent evaluations and decisions, manage its relationship with the CEO, determine remuneration policies that encourage performance, and provide strategic direction. An independently led board would better oversee and guide company executives, curb conflicts of interest, oversee risk, effectively strengthen the system of checks and balances within the corporate structure, and plan/implement seamless succession when necessary. All of these are necessary to the optimal creation of shareholder value, especially in complex, global enterprises.

Adopting this proposal would materially enhance governance and be a strong, first step to raising confidence and optimizing shareholder value.

Please vote FOR this proposal.

EXHIBIT B

Excerpted Provisions of the Bylaws of Celgene Corporation

Section 2.3. Executive Chairman of the Board.

The directors may elect one of their members to be Executive Chairman of Directors. The Executive Chairman shall be subject to the control of and may be removed by the Board of Directors. He shall perform such duties as may from time to time be assigned to him by the Board.

Section 3.1 Executive Officers.

The executive officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer, and a Secretary, each of whom shall be elected by the Board of Directors. The Board of Directors may elect or appoint such other officers, including a Controller and one or more Assistant Treasurers and Assistant Secretaries as it may deem necessary or desirable. Each officer shall hold office for such term as may be prescribed by the Board of Directors from time to time. Any person may hold at one time two or more offices.

Section 4.2 Removals.

The Board of Directors, by a vote of not less than a majority of the entire Board, at any meeting thereof, or by written consent, at any time, may, to the extent permitted by law, remove with or without cause from office or terminate the employment of any officer or member of any committee and may, with or without cause, disband any committee.

* * *

EXHIBIT C

DELAWARE LAW OPINION

[See attached]

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

February 6, 2013

Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

Re: Stockholder Proposal Submitted by Claude M. McQuarrie III

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters of Delaware law in connection with a stockholder proposal (the "Proposal") submitted to Celgene Corporation, a Delaware corporation (the "Company"), by Claude M. McQuarrie III for inclusion in the Company's proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders. Specifically, you have requested our opinion whether the Proposal would, if implemented, cause the Company to violate Delaware law, or if it is a proper subject for action by stockholders under Delaware law. You have further asked our opinion whether the Company would lack the power or authority to implement the Proposal.

I. The Proposal.

The Proposal, if implemented, would prohibit any "executive officer" of the Company from serving as the Chairman of the Company's Board of Directors (the "Board"). In its entirety, the Proposal reads as follows:

> Celgene Corporation's Chair of the Board shall be a director who is not concurrently an executive officer of the company. Celgene's Corporate Governance Guidelines and any other similarly relevant governing documents shall be amended accordingly. Such amendments are to be implemented as soon as practicable, but in no event at a time or in a manner that would violate any contract or any federal, state or foreign law.[1]

[1] A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

II. Summary.

The Proposal is invalid under Delaware law because it conflicts with Section 141(a) and Section 142 of the Delaware General Corporation Law (the "DGCL") and the Bylaws of the Company (the "Bylaws"). Section 141(a) of the DGCL requires that the board of directors of a corporation, rather than its stockholders, manages the business and affairs of the corporation unless the DGCL or the certificate of incorporation otherwise provide. With respect to the matters described in the Proposal, neither the DGCL nor the Company's certificate of incorporation has provided otherwise. Under Section 141(a), the decision to appoint or remove an officer of the Company requires an informed judgment by the directors acting as fiduciaries. As fiduciaries, the directors must make an independent decision whether appointing a current executive officer to serve as the Chairman would advance the best interests of the Company. Because the Proposal would require the removal of Robert Hugin, whom the Board has appointed to serve as both the Chairman and Chief Executive Officer ("CEO") of the Company, from one or both of these offices, and because the Proposal would prohibit the Board from appointing one individual to serve in these positions going forward, the Proposal, if implemented, would violate Delaware law. Furthermore, Section 142 of the DGCL and the Bylaws vest the Board with the exclusive authority to remove and appoint the Chairman of the Board and the other officers of the Company. The Proposal, if implemented, would deprive the Board of that authority in violation of Delaware law and require the Board to remove Mr. Hugin as either Chairman or CEO and preclude it from appointing one individual to serve as the Chairman and as an executive officer. The basis for our opinion that the Proposal, if implemented, would violate Delaware law is set forth in Section III of this letter. Moreover, as discussed in Section IV of this letter, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law. Finally, as discussed in Section V of this letter, because the Proposal would, if implemented, cause the Company to violate Delaware law, the Company would lack the power or authority to implement the Proposal.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. The Proposal Would Cause the Board To Violate Its Obligation To Manage The Business And Affairs Of The Company And To Violate Its Fiduciary Duties.

The Proposal would violate Delaware law because it would require the Board to remove Mr. Hugin from either or both of his positions as the Chairman and CEO, regardless of whether the Board believes that such removal is in the Company's best interests. The Proposal would also prohibit the Board, going forward, from appointing one individual to serve concurrently as the Company's Chairman and as an executive officer even if the Board believes that such an appointment is in the Company's best interests.

Section 141(a) of the DGCL states "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 *Del. C.* § 141(a). The Bylaws similarly provide that "The business, property, and affairs of the

Corporation shall be managed by or under the direction of a Board . . . ." Bylaws of Celgene Corporation, §2.1. The concept embodied in Section 141(a)—a business managed by fiduciaries—is the cornerstone of the DGCL. *See, e.g., Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."). Thus, under Section 141(a) of the DGCL, the Company's Board is vested with the right to manage the Company, including the right to determine who to appoint as the Chairman of the Board and as the Company's executive officers, and in exercising this power the Board possesses "concomitant" fiduciary duties of care and loyalty to act in the best interests of the stockholders. *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) (discussing a board's "statutory authority to manage the corporation under 8 Del. C. § 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate").

Section 141(a) requires that any restriction on the Board's ability to take action on such matters must be set forth either in the DGCL or the Company's certificate of incorporation. 8 *Del. C.* § 141(a). With respect to the matters contained in the Proposal, *i.e.*, the removal and appointment of officers, neither the DGCL nor the Company's certificate of incorporation contain any restriction on the Board's ability to take action.[2] As discussed in Section III.B., Section 142 of the DGCL provides that the board of directors of a corporation will have the exclusive authority to remove and appoint officers absent a charter or bylaw provision to the contrary. Thus, where the bylaws and charter are silent or, as here, consistent with the Section 142 default, decisions with respect to the removal and appointment of officers are squarely within the managerial authority of the Board of Directors under Section 141(a).

Furthermore, as a matter of Delaware case law, decisions that are "at the heart of the management of the corporation" must be made by the board and not delegated to (or "abdicated to") any other person. *Chapin v. Benwood Found., Inc.*, 402 A.2d 1205, 1210 (Del. Ch. 1979), *aff'd sub nom. Harrison v. Chapin*, 415 A.2d 1068 (Del. 1980); *see also In re Bally's Grand Deriv. Litig.*, 1997 Del. Ch. LEXIS 77 (Del. Ch. June 4, 1997); *Canal Capital Corp. v. French*, 1992 WL 159008, at *3 (Del. Ch. July 2, 1992). The DGCL does not vest management authority in stockholders because only the directors owe fiduciary duties to the corporation and its stockholders. As explained by the Delaware Court of Chancery, Delaware law "does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." *Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), *aff'd*, 571 A.2d 1140 (Del. 1989); *see also Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. The exercise of this managerial power is tempered by

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[2] We note that the Proposal states that the Company's "Corporate Governance Guidelines and any other similarly relevant governing documents shall be amended accordingly." However, the Proposal does not provide text of any amendments to the Company's certificate of incorporation or the Bylaws or suggest a viable mechanism for implementing the substance of the Proposal.

fundamental fiduciary obligations owed by the directors to the corporation and its shareholders.").

The Delaware Supreme Court reaffirmed these principles in its 2008 decision in *CA, Inc. v. AFSCME*, where it reasoned that neither the board nor the stockholders could adopt a bylaw that purported to require future boards to reimburse stockholders for the expenses they incurred in a proxy contest to elect director nominees, and, in that case, the Court held that such a mandatory reimbursement bylaw would be invalid if it were adopted by the stockholders. 953 A.2d 227 (Del. 2008). The Court held that the proposed bylaw would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement to a dissident slate." *Id.* at 239.[3]

AFSCME represents the latest in a line of Delaware precedents that prevent a board or stockholders from tying the hands of future directors on management matters. *See, e.g., Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998) (invalidating a "delayed redemption provision" that, under certain circumstances, would have prevented newly elected directors from redeeming a stockholder rights plan for a six-month period); *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956) (invalidating a provision in an agreement that required the directors to act as directed by an arbitrator under certain circumstances where the board was deadlocked), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957). This line of cases does not mean that a board cannot limit the exercise of its fiduciary duties to the extent it enters into binding contracts, in which the board contractually limits its range of actions in exchange for bargained-for consideration. Those contracts differ from the Proposal, which does not involve bargained-for consideration and instead would constitute an intra-governance policy that would alter the statutorily mandated allocation of authority between current and future boards of directors. A board of a Delaware corporation cannot enter into a contract that would prevent the board from "completely discharging its fundamental management duties to the corporation." *Quickturn*, 721 A.2d at 1291. Nor can a contract "limit in a substantial way the freedom of . . . directors' decisions on matters of management policy." *Id.* at 1292 (internal quotation omitted). This rule of law applies even if the provision at issue "limits the board of directors' authority in only one respect." *Id.* at 1291.

If implemented, the Proposal would require that the Board (i) remove Mr. Hugin from one or both of his offices as Chairman and CEO[4] and (ii) be prohibited, going forward,

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[3] The DGCL was amended after the *AFSCME* decision to specifically authorize bylaws relating to reimbursement of a stockholder's proxy solicitation expenses (*see* 8 *Del. C.* § 113), but that new statutory provision does not overrule the principles of common law adopted by the Supreme Court. Rather, the DGCL amendments merely demonstrate the principle that a future board cannot be divested of managerial power in a policy or bylaw unless that divestiture is permitted by the DGCL.

[4] We note that although the Proposal does not define the phrase "executive officer," the Bylaws characterize the CEO as an executive officer of the Company and, for the purposes of our opinion, we have assumed that the CEO is an "executive officer" for the purposes of the Proposal. Bylaws of Celgene Corporation, §3.1 ("The executive officers of the Corporation shall be a Chief Executive Officer . . . .").

from appointing any of the Company's executive officers as the Chairman. The Proposal would require the Board to remove Mr. Hugin from office even if the Board determined that in the Board's independent judgment the Company's best interests would best be served by Mr. Hugin continuing service as both Chairman and CEO. Furthermore, the Proposal would strip future boards of directors of authority regarding who would best serve the Company as its highest officers, *viz.*, the Chairman and CEO. Selecting such individuals is a critical decision requiring the board's informed judgment. Indeed, the judgment call of who is to serve as a corporation's chairman and its chief executive officer is no less fundamental to a corporation than the decision to reimburse proxy expenses presented to the Delaware Supreme Court in *AFSCME*. This decision is arguably more significant because it concerns a fundamental decision as to the most competent individual to oversee the day-to-day business operations of the Company and to chair the Board of Directors. *See* Corporate Director's Guidebook, 6th Ed., at 102 (2011) ("One of the most important functions of the board is selecting and assessing the CEO and planning for CEO and other executive officer management succession."). Accordingly, Section 141(a) and the *AFSCME* line of cases compel the conclusion that the Proposal would violate Delaware law if it were implemented.

B. The Proposal Conflicts With The Board's Exclusive Authority Over The Appointment And Removal Of The Chairman Of The Board And The Officers Of The Company Under Section 142 Of The DGCL.

Beyond the grant of broad authority in Section 141(a) to a corporation's board of directors to manage the business and affairs of the corporation, the DGCL also expressly provides, in Section 142, that the board of directors has authority over the appointment and removal of corporate officers unless the bylaws otherwise provide.

Section 142(a) of the DGCL states "[e]very corporation organized under this chapter shall have such officers with such titles and duties as shall be stated in the bylaws or in a resolution of the board of directors which is not inconsistent with the bylaws . . . . Any number of offices may be held by the same person unless the certificate of incorporation or bylaws otherwise provide." *Id.* The Company's Bylaws mirror Section 142(a)'s default rule and state that "[a]ny person may hold at one time two or more offices." Bylaws of Celgene Corporation, §3.1. Accordingly, if implemented, the Proposal would cause the Company to violate Section 142(a) of the DGCL because it would prohibit one individual from concurrently serving as the Chairman and as an executive officer even though the Company's Bylaws and certificate of incorporation contain no such limitation.

Section 142(b) of the DGCL provides that a corporation's officers "shall be chosen in such manner and shall hold their offices for such terms as are prescribed by the bylaws or determined by the board of directors." Section 142(e) of the DGCL provides that any "vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled as the bylaws provide" and in the absence of a bylaw provision, "by the board of directors." Thus, under Sections 142(b) and (e) of the DGCL, the Board has the exclusive authority to appoint and remove the officers of the Company unless the bylaws otherwise provide. The Company's Bylaws do not otherwise provide and the Proposal does not include any amendments to the Bylaws that could be implemented to divest the Board of its authority. *See* note 2, *supra*. On the contrary, the Company's current Bylaws actually confirm the Board's exclusive authority to appoint and remove the Chairman of the Board and the other officers of the Company. *See* Section III.C., *infra*.

The Proposal would, if implemented, violate Section 142 of the DGCL because it would intrude upon the Board's exclusive statutory authority to appoint and remove corporate officers. The Proposal would require that Mr. Hugin be removed as either Chairman or CEO (or both). As noted above, under Section 142(b) of the DGCL, a board of directors has the exclusive authority to remove officers of a Delaware corporation unless the bylaws otherwise provide. *See Cooper v. Anderson-Stokes, Inc.*, 571 A.2d 786, 1990 WL 17756, at *2 (TABLE, text in Westlaw) (Del. Feb. 5, 1990) (citing Section 142(b) for the proposition that "[d]irectors are empowered to remove officers . . . under the Delaware General Corporation Law"); *see also Unanue v. Unanue*, 2004 WL 2521292, at *14 (Del. Ch. Nov. 3, 2004, revised Nov. 9, 2004) ("It is well settled that officers of a corporation serve at the pleasure of the board of directors." (citing 8 *Del. C.* § 142(b) and *Stellini v. Oratorio*, 1979 WL 2703 (Del. Ch. Sept. 5, 1979))). The Proposal would deprive the Board of this authority to determine whether to remove Mr. Hugin from office as Chairman or CEO and would, therefore, violate Section 142(b) of the DGCL.

If implemented, the Proposal would also violate Section 142 of the DGCL by limiting the authority of the Board to appoint the Chairman and executive officers of the Company in its own discretion going forward. Under Section 142(b), the Board has the exclusive authority to appoint and remove officers. Under Section 142(e), the Board has exclusive authority over filling vacancies in any office of the Company.[5] Accordingly, for similar reasons, the Proposal would also violate Section 142(e) because it would infringe on the Board's exclusive authority with respect to appointing and removing officers, and filling vacancies in any office of the Company.

C. *The Proposal Would Violate The Bylaws Of The Company.*

The Proposal would also violate the Bylaws because the Bylaws give the Board the exclusive authority to appoint and remove the Chairman and other officers. As discussed above, Section 142 of the DGCL provides that corporate officers are appointed by the board of directors or in the manner specified in the bylaws. *See* 8 *Del. C.* §109 ("The Bylaws may contain any provision, not inconsistent with law or the certificate of incorporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, director, officers or

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[5] "Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled as the bylaws provide. In the absence of such provision, the vacancy shall be filled by the board of directors or other governing body." 8 *Del. C.* 142(e). *See also* Bylaws of Celgene Corporation, §4.3 ("Any vacancy in the office of any director or officer through death, resignation, removal, disqualification, or other cause . . . may be filed by at any time by a majority of the directors then in office even though less than a quorum remains . . . .").

employees."). Section 2.3 of the Bylaws gives the Board the exclusive authority to appoint the executive Chairman of the Board:

> The directors may elect one of their members to be Executive Chairman of the Directors. The Executive Chairman shall be subject to the control of and may be removed by the Board of Directors. He shall perform such duties as may from time to time be assigned to him by the Board.

Section 3.1 of the Bylaws states that the Board has the exclusive authority to appoint officers and that one individual may hold two offices:

> The executive officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer, and a Secretary, each of whom shall be elected by the Board of Directors. The Board of Directors may elect or appoint such other officers, including a Controller and one or more Assistant Treasurers and Assistant Secretaries as it may deem necessary or desirable. Each officer shall hold office for such term as may be prescribed by the Board of Directors from time to time. Any person may hold at one time two or more offices.

Section 4.2 of the Bylaws gives the Board the exclusive authority to remove officers:

> The Board of Directors, by a vote of not less than a majority of the entire Board . . . may, to the extent permitted by law, remove with or without cause from office or terminate the employment of any officer . . . .

The Proposal would violate Section 2.3 and Section 3.1 of the Bylaws because, if implemented, it would limit the Board's exclusive authority to appoint one person to serve as Chairman and as an executive officer of the Company when the Board determines that such an appointment is advisable. The Proposal would violate Section 3.1 of the Bylaws because it would prohibit one individual from serving as both Chairman and as an executive officer of the Company even though Section 3.1 expressly authorizes one person to hold multiple offices. Furthermore, if implemented, the Proposal would require the Board to remove Mr. Hugin from either or both of his offices as Chairman and CEO even if the Board determined that it was in the best interests of the Company for Mr. Hugin to continue serving in both positions and would, therefore, violate Section 4.2's grant of authority regarding the removal of corporate officers to the Board.

The Proposal conflicts with Sections 2.3, 3.1 and 4.2 of the Bylaws and, therefore, would violate Delaware law if it were implemented. *See* 1 Edward P. Welch, Andrew J. Turezyn & Robert S. Saunders, Folk on the Delaware General Corporation Law, § 109.8 (5th Ed. 2007, 2012-3 supplement) ("A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.'" (quoting *H.F. Ahmanson & Co. v. Great Western Financial Corp.*, 1997 WL 225696 (Del. Ch. Apr. 25, 1997)); *see also Richman v. DeVal Aerodynamics, Inc.*, 183 A.2d 569 (Del. Ch. 1962) (granting a preliminary injunction to order a corporation to comply with its bylaws).

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, we believe that it is not a proper subject for stockholder action under Delaware law.

V. The Company Would Lack The Power To Implement The Proposal.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, we believe that the Company would lack the power or authority to implement the Proposal.

VI. Conclusion.

For the reasons discussed in Sections III, IV, and V above, it is our opinion that (1) the Proposal would, if implemented, cause the Company to violate Delaware law; (2) the Proposal is not a proper subject for action by stockholders under Delaware law; and (3) the Company would lack the power or authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

6966635